FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: June 9, 2003

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CREAM MINERALS LTD.

1400 - 570 Granville Street,

Vancouver, BC, V6C 3P1

www.creamminerals.com

June 1, 2004

OTC Bulletin Board

Symbol: CRMXF

U.S. 20-F Registration

TSX Venture Exchange Symbol: CMA

CREAM RE-EVALUATES SILVER BEAR ZONE

KASLO SILVER PROPERTY, BC

The Company is pleased to announce that it is currently re-evaluating the Silver Bear Zone of its 100% owned Kaslo Silver Property, located in southeastern British Columbia.  From 1997 to 1999 the company completed exploration programs on this historic high grade silver producer, but since 1999 with the downturn in precious metal prices the property has remained dormant.  Historic production from 1919-1955 on Silver Bear is reported as 459 tonnes averaging 1723.5 g/t silver and minor gold, lead and zinc (BC Government Minfile 082FNW100).  Due to the increase in silver prices of up to 85% over the past year, Cream is planning to conduct a 1500 metre diamond drilling program on the Silver Bear Zone in 2004.

The following table shows chip sample results averaged for 1 metre intervals between 5 and 42 metres in trench T97-11 across the Silver Bear Zone.  In all instances at least 2 series of samples were collected, and where bulk sampling was done, 3 series of samples were collected.  The table below shows the average grade from all the samples for that interval.  Combining the bulk sample results with prior trench chip sampling, a 37 metre wide interval across the width of the mineralization averages 192.3 g/t silver, 1.76% lead and 1.69% zinc.  The results illustrate the spotty “nugget” effect of the silver mineralization in the Silver Bear shear zone.

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The shear zone is approximately 25 metres wide and up to 300 metres long where sampled.  Mineralization is generally confined to hanging wall and footwall veins and also to high-grade pods, lenses and narrow cross veins of silver-lead-zinc running throughout the shear.  This strongly graphitic shear at Silver Bear is located within a 7 kilometre long structure that hosts a number of other historic very high grade silver producers.  These former producers include Index, Gibson, Gold Cure, and Bismark (also owned by Cream Minerals Ltd.).

Past Producer	Minfile Number	Shipment Years	Tonnes Shipped	Silver (g/t)
Silver Bear	082FNW100	1919-1955	459	1723.5
Bismark	082FNW096	1898-1910	868	2862.2
Gibson	082FNW097	1895-1935	613	599.3
Index	082FNW101	1909-1957	20	1967.3
Gold Cure	082FNW185	1909	18	3455.9

It should be noted that milling was not done on site at these former mines, therefore sorting of the ore would have been standard practice allowing for average production grades to be higher than the average grade of the deposit.

In the fall of 1999, six 50-kg bulk samples were taken at selected locations across the black graphitic Silver Bear shear zone located in the southern portion of the Company's Kaslo Silver Property.  Bulk sample sites were picked to allow metallurgical testing of the various mineralogies and textures found within the shear zone and were processed at International Metallurgical Laboratory in Kelowna.  Assay results from the six bulk samples are reported below.

BULK SAMPLE

DESCRIPTION

                Ag (g/t)

              Pb(%)

              Zn(%)

SBT99-1

Graphite shear with pyrite

    1.5

  0.01

  0.11

SBT99-2

Graphite, qtz-cb and pyrite

    4.3

  0.04

  0.17

SBT99-3

Clay-graphite shear with galena

870.0

39.00

  3.98

SBT99-4

Graphitic shear with sphalerite

230.0

  3.50

  7.15

SBT99-5

Graphite-chlorite shear with pyrite

    4.0

  0.04

  0.11

SBT99-6

Graphite-limonite shear and ZnCO3

720.0

  0.90

  2.92

In 1998, ten diamond drill holes were put in across the Silver Bear shear structure but due to the incompetent nature of the sheared material core recoveries were in the order of 30% leading to inconclusive results.  The currently proposed diamond drill program will be done with larger diameter drill core using advanced bit and mud technologies.  Permitting is currently underway for this project.

F.A. Lang, P.Eng.

President

For further information please contact

Renmark Financial Communications Inc.

Tel: (514) 939-3989   Fax:(514) 939-3717

Neil Murray-Lyon - Email:  nmurraylyon@renmarkfinancial.com

Sylvain Laberge - Email:  slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

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CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

June 9, 2004

Ticker Symbol:  CMA-TSX Venture

SEC 12g3-2(b):  82-4741

2004 EXPLORATION PROGRAM COMMENCES

GOLDSMITH PROPERTY, BC

Cream Minerals Ltd. (CMA-TSX Venture) is pleased to announce that it has now commenced a two phase exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  Due to the discovery in 2003 of high grade gold mineralization in several locations over a 1.2 kilometre long area, a two phase follow-up exploration program for 2004 has been recommended.

Grab sampling done by the Company in June 2003, of mineralization from the waste dump piles of the Bullock, Goldsmith, Crown King and Lucky Jack workings returned the following high gold and silver assays:

Goldsmith Property Grab Sample Results (previously reported*)

Sample	Location	Type	Au (g/t)	Ag (ppm)	Cu (ppm)	Pb (ppm)
B1-3	Bullock 1	Grab	8.35	8.7	3271	2030
B2-3	Bullock 2	Grab	140.16	69.8	675	>9999
B4-1	Bullock 4	Grab-VG	75.27	129.0	217	31600
B4-4	Bullock 4	Grab-VG	9901.79	619.5	120	77500
CK-1	Crown King	Grab	9.19	45.0	1173	8274
GS1-1	Goldsmith 1	Grab	6.29	2.8	71	52
GS1-4	Goldsmith 1	Grab	36.75	2.3	514	464
GS3-1	Goldsmith 3	Grab	7.07	3.2	21	77
GS3-2	Goldsmith 3	Grab	13.83	6.2	4406	157
LJ1-1	LuckyJack 1	Grab	2.28	<0.1	23	35
LJ1-2	LuckyJack 1	Grab-VG	3.10	1.2	4	245
LJ4-1	LuckyJack 4	20cm chip	4.82	0.3	6	30
LJ4-2	LuckyJack 4	Grab-VG	49.67	3.1	12	148
LJ4-3	LuckyJack 4	Grab-VG	3888.10	181.6	13	1503

          *  see news release dated July 22, 2003

A small more detailed sampling program was completed by Cream in late 2003, with chip samples collected at the Bullock workings (see News Release dated Dec 9, 2003).  Results of the initial chip sampling program are very encouraging, with the identification of the high grade mineralized veins responsible for the high gold and silver values found in the earlier grab sampling program.  At the Bullock #1 workings, a 0.8 metre chip sample returned 63.78 g/t

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gold and 36.2 g/t silver.  At the Bullock #2 workings, a 0.5 metre chip sample returned 14.33 g/t gold.

The initial phase of the 2004 exploration program will focus on defining the mineralizing structures and horizons which host the high grade gold mineralization discovered in 2003.  The property contains numerous historic pits, trenches and adits, not all of which have yet been located.  As well as detailed mapping and sampling, work will also concentrate on locating the remainder of the historic high grade gold workings.  Phase I program is budgeted at $20,000.

The Phase II mapping and sampling program will consist of more widespread work throughout the property, with detailed mapping and sampling of all workings located from prior work programs.  Geochemical and geophysical surveys will be completed between the historic workings in order to trace the mineralizing structures across the property.  The Phase II program is budgeted at $100,000.  The Phase II work is proposed to commence upon completion of the Phase I program, subject to available financing.

Frank A. Lang, P.Eng.

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  IR@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

1

CREAM MINERALS LTD.

1400 - 570 Granville Street,

Vancouver, BC, V6C 3P1

www.creamminerals.com

June 15, 2004

OTC Bulletin Board:  Symbol: CRMXF

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration

CREAM REPORTS FURTHER GOLD-SILVER ASSAYS

FROM THE NUEVO MILENIO PROPERTY, MEXICO

Cream Minerals Ltd. (CMA-TSX Venture) is pleased to report assay results from the three remaining diamond drill holes (#17-03, #18-03 and #19-03) on the Nuevo Milenio project, Nayarit, Mexico.

Please refer to News Release of May 5, 2004 for diamond drill hole coordinates and map on the Company's website at www.creamminerals.com.  All drill results obtained to date by Cream Minerals Ltd. have been reviewed by Dr. A. D. Drummond, P.Eng., who is the Company's qualified person as defined by National Instrument 43-101.

Zone	Diamond Drill Hole	From (meters)	To (meters)	Interval (meters)	Interval (feet)	Gold (g/t)	Silver (g/t)

Dos Hornos	DDH 17-03	38	40	2	6.58	1.046	191.50
Dos Hornos	DDH 18-03	26	28	2	6.58	1.644	131.00
San Miguel	DDH 19-03	38	40	2	6.58	0.323	127.00
		40	42	2	6.58	0.670	182.00
		42	44	2	6.58	0.514	68.00
	Weighted Average	38	44	6	19.68	0.502	125.00

Both holes DDH 17-03 and 18-03 intersected old workings in the two-meter space before the above intersections and at least 75% of the core in that space was lost.  San Miguel is a southerly extension of the Dos Hornos structure.

The Company has engaged the services of two independent consultants, Mr. Steve Zahoney, MSc. In Geology, Ohio State University 1967, and Dr. George Gale, Ph.D. in Geology, Durhum University, England, 1971.

Mr. Zahoney's, two week assignment is to do detailed surface mapping over the three principal alteration zones and to render a general evaluation of the project potential.

Dr. Gale's ten day assignment is to undertake an orientation survey to determine the practical application of using Rare Earth Elements in identifying the chemical signature over the core areas of the property.

Receipt of both reports will assist the Company in its plans for future exploration and development.

F.A. Lang, P.Eng.

President

For further information please contact

Investor Relations at The Lang Mining Group

Tel: (604) 687-4622   Fax:(604) 687-4212

Toll Free:  1-888-267-1400   Email:  IR@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

June 30, 200 4

Ticker Symbol:  CMA- TSX Venture

SEC 12g3-2(b):  82-4741

SPECIMEN COLLECTING BEGINS

 ON KOOTENAY GEMSTONE PROPERTY

Cream Minerals Ltd. (CMA- TSX Venture ) is pleased to announce that it has now commenced the first Phase of a two phase prospecting, mapping, rock chip and soil sampling program on its Kootenay Gemstone Property, located near Salmo in southeastern British Columbia.

During initial small prospecting and sampling programs completed in 2003, widespread beryl mineralization was found in abundant pegmatite dykes located in both granitic and sedimentary rocks.  Blue beryl crystals (or aquamarines) are the most common, followed by green beryl crystals (or emeralds), with minor clear, white and yellow beryl crystals also being found.

The current program will consist of collecting numerous specimens of various coloured beryl crystals in order to have them appraised and cut in order to begin a marketing strategy for these gems.  If this initial phase of the exploration program is successful, a larger Phase II program will commence, consisting of the establishment of a large grid over much of the claim block.  This area will then be prospected, mapped and soil sampled in order to outline the best locations for hosting the high quality aquamarine and emerald crystals.

Frank A. Lang, P.Eng.

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release